

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 7, 2007

Mr. Guy Elliott
Finance Director
Rio Tinto plc & Rio Tinto Limited
6 St James's Square
London, SW1Y 4LD, England

> **Re: Rio Tinto plc & Rio Tinto Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 23, 2006**
> **Response Letter Dated January 31, 2007**
> **File No. 1-10533 & 0-20122**

Dear Mr. Elliott:

    We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Rio Tinto PLC – Rio Tinto Limited

General

1.   Pleased be advised that we are continuing to consider your responses to our prior comment numbers three, four, five, six, eight and nine. We may have further comments regarding these matters.

Financial Statements

Cash Flow Statement for the Year Ended 31 December 2005, page A-4

2.   We note your response to our prior comment number two and are unable to agree
        with your conclusion. We believe that costs incurred that are expensed as
        incurred which enter into the determination of profit or loss should be reflected as
        operating cash flows in accordance with paragraph 14 of IAS 7. Please modify
        your presentation accordingly.

Note 1 – Principal Accounting Policies

(i) Depreciation and impairment, page A-15

3.   Please provide us with additional information in regard to our prior comment
        number seven. Specifically, tell us how the JORC defined resources used in your
        calculations are different than proven and probable reserves as determined in
        accordance with SEC Industry Guide 7. In addition, please identify the specific
        projects and the nature of the mineralization where this policy is being followed.
        We may have further comment.

Note 2 – Reconciliation of Net Earnings to Underlying Earnings, page A-20

4.   We note your response to our prior comment number 11. Please tell us why you
        believe it is appropriate to reflect your measure of Underlying Earnings on a
        consolidated basis in the notes to your financial statements. Similarly, we note
        your use of this measure when describing your results of operations in your
        MD&A for your primary segments and that it is not presented in your primary
        segment footnote disclosure. In addition, please tell us which segment
        disclosures presented represent your segments under SFAS 131 for U.S. GAAP.

5.   Please clarify to us the caption "Underlying Earnings" and why you believe it is
        an appropriate description of the measure. Please also clarify how the term
        Underlying Earnings is representative of the earnings you may have achieved had
        the reconciling items not occurred.

Note 5 – Impairment Charges, page A-22

6.   We note your response to our prior comment number 12. Please tell us the actual exchange rate used to determine the fair value less costs to sell. In addition, please tell us how this rate was determined. Further, please explain why you believe a historical average was appropriate given your disclosure that the trends in the Rand exchange rate that appear to have given rise to your impairment testing.

7.   Please clarify if you believe a willing and able marketplace participant would have used a historical average computed in a similar matter to determine the fair value of the relevant business at the date of determination. Please also provide us with an understanding of the prevailing forward Rand exchange rates at the date of your impairment determination.

Note 52 – Reconciliation to U.S. Accounting Principles

Exploration and evaluation, page A-97

8.   We note your response to our prior comment number 13 regarding your treatment of exploration costs under U.S. GAAP. Please clarify the part of your response that states, "Costs incurred subsequent to a final feasibility study are considered to be development costs" Please note that costs that are exploratory in nature incurred beyond the purpose of further defining of a body of proven and probable reserves shall be expensed as incurred under U.S. GAAP. This would include any costs incurred to conduct "near-mine" exploration beyond the limits of existing proven and probable reserves.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief